UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number: 001-38832

SURGALIGN HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

520 Lake Cook Road, Suite 315

Deerfield, Illinois

(877) 343-6832

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: Zero

EXPLANATORY NOTE

On June 19, 2023, Surgalign Holdings, Inc. (the “Company”) and certain of its direct and indirect subsidiaries commenced voluntary proceedings under chapter 11 (the “Chapter 11 Cases”) of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas. The Chapter 11 Cases are being jointly administered under the caption In re Surgalign Holdings, Inc., et al., Case Nos. 23-90730 through 23-90737.

On October 2, 2023 (the “Effective Date”), the Company’s modified combined disclosure statement and joint chapter 11 plan of liquidation (the “Plan”) became effective. Pursuant to the Plan, all equity interests in the Company, including the common stock of the Company, were cancelled on the Effective Date and shall be of no further force and effect, whether surrendered for cancellation or otherwise. As a result, as of October 2, 2023, there are no holders of common stock of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Surgalign Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 13, 2023

SURGALIGN HOLDINGS, INC.

By:	/s/ Steven Balasiano
	Name:	Steven Balasiano
	Title:	Authorized Signatory